MILLENNIUM DIRECT, INC.
                                    HCR 30-A
                            North Blenheim, NY 12131
                          Telephone: (607) 588-8885

                              January 19, 2000

Securities and Exchange Commission
Washington, DC 20549

        RE: Millennium Direct, Inc.
            Form Type 10-SB
            File No. 0-28233

Dear Sir/Madam:

     Please accept this letter as a request to withdraw the Form 10-SB filing for Millennium Direct, Inc. noted with the above file number.

     The reason for the withdrawal is that we have not completed our discussions with the staff concerning issues raised by the Assistant Director of the Division of Corporation Finance in his comment letter of December 23, 1999. Because of the sixty day time period, it is requested that the application be withdrawn. The Form 10-SB will be re-submitted on the Edgar System in its entirety upon completion of these discussions and changes required thereby.

     We appreciate your cooperation in this matter and look forward to the re-submission of the Form 10-SB for our company.


                                                     Very truly yours,

                                                     Millennium Direct, Inc.

                                                     /s/ George Balis
                                                     George Balis
                                                     President and CEO